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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

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                              SCHEDULE 14D-9

             SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 3)

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                          Talley Industries, Inc.
                         (Name of Subject Company)

                          Talley Industries, Inc.
                   (Name of Person(s) Filing Statement)

                  Common Stock, par value $1.00 per share
        (Including the associated Preferred Stock Purchase Rights)
                      (Title of Class of Securities)

                                 87468710
                   (CUSIP Number of Class of Securities)

      Series A Convertible Preferred Stock, par value $1.00 per share
                      (Title and Class of Securities)

                                 87468720
                   (CUSIP Number of Class of Securities)

          Series B $1.00 Cumulative Convertible Preferred Stock,
                         par value $1.00 per share
                      (Title of Class of Securities)

                                 87468730
                   (CUSIP Number of Class of Securities)

                             Mark S. Dickerson
                              Vice President,
                       General Counsel and Secretary
                          Talley Industries, Inc.
                          2702 North 44th Street
                                Suite 100A
                          Phoenix, Arizona 85008
                              (602) 957-7711
         (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications on Behalf
                    of the Person(s) Filing Statement)

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                                Copies to:
                             William L. Rosoff
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

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               This Amendment No. 3 (this "Amendment") amends and
supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented to date, the "Schedule 14D-9"), originally filed on October 2, 1997 by Talley Industries, Inc., a Delaware corporation (the "Company") and subsequently amended by Amendment No. 1 on October 6, 1997 and Amendment No. 2 on October 10, 1997, with respect to the tender offer commenced by Score Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent") on October 2, 1997, to purchase all outstanding shares of the following classes of the Company's securities at the indicated prices: Common Stock for $12.00 per share; Series A Preferred Stock for $11.70 per share; and Series B Preferred Stock for $16.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 1997 and in the related Letter of Transmittal.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

               The Schedule 14D-9 is hereby amended in the manner set forth below:

Item 4.   The Solicitation or Recommendation.

          (a) The sixth full paragraph on page 9 of the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation" is hereby amended and restated to read as follows:

             On June 12, 1997, in a letter addressed to Admiral Foster, a party made an indication of interest ranging from $18 million to $25 million to purchase a subsidiary in the Company's government products and services segment, Universal Propulsion Company, Inc. In a letter dated June 24, 1997 sent to the party who had sent the June 12 letter and in subsequent letters to other parties that had previously expressed interest in certain of the Company's businesses, Admiral Foster responded that the Company would not consider any proposals until it had concluded its strategic financial review.

               The second full paragraph on page 11 of the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation" is hereby amended and restated to read as follows:

             On September 16, 1997, Admiral Foster received another letter from the party that sent the August 22 letter. In this letter, the party made separate proposals to the Company to purchase the government products and services segment at a price ranging from $120 million to $130 million and the industrial products segment at a price ranging from $35 million to $40 million and also requested permission to conduct due diligence. In a subsequent telephone conversation, Admiral Foster asked a representative of the party whether the proposals included the air bag business. The representative informed Admiral Foster that the proposals did not include air bags since insufficient public information was available with which to value that business. When Admiral Foster offered to provide the same limited due diligence on the air bag business that had previously been provided to Parent, the party stated that it wanted to perform full due diligence on the government products and services segment and the industrial products segment. After discussions with representatives of J.P. Morgan and the Company's outside legal counsel, Admiral Foster called the party to inform it that its proposals as described in the September 16 letter were not sufficient to permit the Company to allow it to conduct extensive due diligence.

               The last paragraph starting on page 11 and continuing onto page 12 and the first two full paragraphs on page 12 of the Schedule 14D-9 under the caption "Item 4. The Solicitation or Recommendation" are hereby amended and restated to read as follows:

             On September 25, 1997, the Board of Directors of the Company held a meeting to consider the Offer, the Merger and the Merger Agreement. All of the Company's directors participated in the meeting. At the commencement of the meeting, Messrs. Rockow and Craig distributed the following memorandum to the Board:


               To:    Board of Directors, Talley Industries, Inc.

               From:  Ralph A. Rockow
                      Robert T. Craig

               Re:    Carpenter Technology Corporation

               Date:  September 25, 1997

                    We understand that the sole purpose of this meeting is
               consideration of and action upon the proposed Agreement and Plan of Merger among Carpenter Technology Corporation, Carpenter Acquisition Corp. and Talley Industries, Inc. ("Talley"). As members of the Talley Board of Directors, we are concerned that approval of the proposed transaction at this meeting would necessarily cause each of us to breach our fiduciary duties to Talley and its shareholders.

                    Because of our concerns, we have retained outside
               counsel to advise us of our obligations as Board members and to assist us in determining whether we are meeting those obligations. It is our understanding that, in considering a significant transaction such as the proposed agreement, we have the duty to:

                    1. Act in the best interests of the shareholders of
                       Talley;

                    2. Inform ourselves of all material information
                       reasonably available to us prior to making a decision and prior to submitting the proposal to the Talley stockholders;

                    3. Evaluate the available information in a deliberate
                       manner before submitting the proposal to the Talley stockholders;

                    4. Consider the impact of the proposal on the
                       employees and other constituencies of Talley; and

                    5. Satisfy ourselves that the proposal is the best
                       available proposal and that entering into the transaction will not unreasonably discourage other superior proposals.

                    We are not able to conclude that acting upon the
               pending proposal at this meeting will allow us to discharge our duty to exercise an informed business judgment. This is based upon a number of factors including the following:

                    1. We have had a very limited time to review a 49 page
                       single-spaced document (plus exhibits) containing a number of significant provisions not previously raised with the Board;

                    2. The entire Board will not have had an opportunity to
                       receive and examine the fairness opinion which we understand will be presented at this meeting by J.P. Morgan Securities, Inc. to satisfy ourselves that it has taken into account all factors which may bear upon the fairness of the cash consideration to be received by the Talley stockholders; and

                    3. The entire Board has not been advised about, or had the opportunity to evaluate, other inquiries which might result in superior proposals for Talley and the stockholders and we are concerned that the $6 million termination fee could create a significant impediment to other viable proposals.

                    It is, therefore, our request and recommendation that a
               decision on the proposed transaction be deferred for a reasonable period of time to enable all Board members to become fully familiar with the proposal now before us.


      Messrs. Rockow and Craig then made a motion to adjourn the meeting for two weeks to provide additional time to consider the Offer, the Merger and the Merger Agreement. The motion was defeated by a vote of 8 of the 10 directors.

               At the September 25 meeting, the Board of Directors of the Company reviewed the Offer, the Merger and the Merger Agreement with the Company's executive officers, outside legal counsel and representatives of J.P. Morgan. The Board of Directors of the Company heard presentations by its outside legal counsel with respect to the terms of the proposed Offer, the Merger and the Merger Agreement and by representatives of J.P. Morgan with respect to the financial terms of the proposed Offer and the Merger. The Board of Directors, with the participation of the representatives of J.P. Morgan, reviewed again the alternatives for the Company discussed during the Board's June meeting. In this connection, representatives of J.P. Morgan discussed with the Board of Directors an analysis of various liquidation scenarios, including the September 16 indication of interest. Based solely upon a discounted cash flow analysis of the projections prepared by the management of the Company, and assuming: (i) the $110 million proposal for the steel businesses by Parent; (ii) the combined $155 million to $170 million proposal from the September 16 party for the government products and services and industrial products segments (collectively, the "Other Proposals"); and (iii) a value range of approximately $100 million to $120 million for the remaining businesses were able to be realized; this analysis reflected (based on these assumptions) a value range of approximately $11 to $13 per share of Common Stock would likely be realized by the Company's stockholders (after taking into account taxes, debt and corporate charges that would be payable in connection with such liquidation). In addition, based upon the valuation methodologies employed by J.P. Morgan, including a discounted cash flow analysis premised upon management's projections and management's projections as adjusted by J.P. Morgan, a comparable company analysis and a comparable acquisition analysis, and assuming: (i) the value of the Other Proposals; and (ii) a value range of $42 million to $52 million for the remaining businesses were able to be realized; this analysis reflected (based on these assumptions) a value range of approximately $9 to $10 per share of Common Stock would likely be realized by the Company's stockholders (after taking into account taxes, debt and corporate charges that would be payable in connection with such liquidation). As a result of these analyses, J.P. Morgan advised the Board that, after taking into account taxes, debt and corporate charges that would be payable in connection with a liquidation and the risks, uncertainties and time requirements associated with a liquidation process, in J.P. Morgan's view, none of those scenarios would be reasonably likely to provide the Company's stockholders with value superior to the proposed transaction with Parent. At the conclusion of their presentation, representatives of J.P. Morgan delivered their oral opinion to the Board of Directors (subsequently confirmed in writing) that, as of such date, the consideration proposed to be received by the stockholders of the Company in the Offer and in the Merger was fair, from a financial point of view, to such holders.

               Based upon such discussions, presentations and opinion, the Board of Directors, by a vote of 8 of the 10 directors, (i) approved the Offer and the Merger and the execution of the Merger Agreement substantially in the form presented to it, and (ii) determined to recommend that the Company's stockholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement.
      Messrs. Rockow and Craig voted against the transaction stating that they objected to the process for the reasons set forth in the memorandum they had distributed at the commencement of the Board meeting and that they considered the $12 price offered by Parent as less than what they viewed as an appropriate value for the Company.

Item 8. Additional Information to be Furnished.

               Item 8(d) of the Schedule 14D-9 is hereby amended and restated by the following:

      (d) On September 26, 1997, the Company and certain of its directors were named as defendants in a purported class action filed on behalf of the stockholders of the Company in the Chancery Court of Delaware. These actions were entitled: Jewish Center of Hyde Park, et al. v. Jack C. Crim, et al. (C.A. No. 15961) and Brickell Partners v.
      Jack C. Crim, et al. (C.A. No. 15963) (the "Original Stockholder Actions"). The complaints in the Original Stockholder Actions alleged breach of fiduciary duty on the part of the Board of Directors arising out of execution of the Merger Agreement and sought declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. A copy of the complaint in Jewish Center of Hyde Park, et al. v. Jack
      C. Crim, et al., was filed as Exhibit H to the Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

               On October 8, 1997, the complaints in the Original Stockholder Actions were amended to add Purchaser and Parent as additional defendants (the "Amended Complaint"). This Amended Complaint alleged breach of fiduciary duty on the part of the Board of Directors arising out of execution of the Merger Agreement and failure to disclose material information in the Schedule 14D-1, as filed with the SEC by Purchaser and Parent, and Schedule 14D-9, as filed with the SEC by the Company, and sought declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. The plaintiffs moved for a preliminary injunction to enjoin the closing of the Offer and the Merger and the court scheduled a hearing on the motion on October 28, 1997 at 11 a.m. A copy of the Amended Complaint was filed as Exhibit I to the Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary of the Amended Complaint is qualified in its entirety by reference thereto.

               Subsequent to the filing of the Original Shareholder Actions, four other purported class action complaints (collectively, the "Subsequent Actions") were filed against the Company and certain of its directors on behalf of the stockholders of the Company in the Chancery Court of Delaware. The Subsequent Actions were entitled as follows: (i) Ernest Hack v. the Company, et al. (C.A. No. 15964);
      (ii) Max Grill, et al. v. Paul L. Foster, et al. (C.A. No. 15965); (iii) William Steiner v. the Company, et al. (C.A. No. 15967); and (iv) Joseph Ruskay v. Jack C. Crim, et al. (C.A. No. 15975). The Subsequent Actions made substantially the same allegations as contained in the Original Shareholder Actions and sought similar relief. Copies of the Subsequent Actions are filed as Exhibits J, K, L, and M, respectively, and are incorporated herein by reference, and the foregoing summary of the Subsequent Actions is qualified in its entirety by reference thereto.

               On October 16, 1997, with respect to all the filed actions (including the Amended Complaint and the Subsequent Actions), counsel for the plaintiffs entered into a Memorandum of Understanding, dated October 16, 1997 (the "MOU"), with counsel for the defendants providing for a proposed settlement of all such actions. The MOU provides, among other things: (i) that the Company will supplement the disclosure contained in the Schedule 14D-9, as is set forth above in Item 4; (ii) that Purchaser will proceed with the Offer, the Merger and all other transactions contemplated by the Merger Agreement without further application for injunctive relief by plaintiffs; (iii) that plaintiffs will withdraw their motion for a preliminary injunction promptly upon the execution of the MOU; (iv) that the Company will bear the cost of notice to stockholders in connection with the settlement of the stockholder actions and the settlement hearing; (v) that the parties will attempt in good faith to agree upon and execute an appropriate stipulation of settlement and any other documentation required for court approval of the settlement of the actions upon the terms set forth in the MOU; (vi) that the stipulation will expressly provide that (a) the defendants have denied, and continue to deny, that any of them have committed or aided or abetted in the commission of any violation of law, and that they are entering into a stipulation of settlement solely because the proposed settlement would eliminate the burden and expense of further litigation and (b) the plaintiffs will thereby release the defendants and any of their affiliates or other representatives, whether under state or federal law, and whether directly, representatively or in any other capacity, excluding statutory appraisal rights, in connection with, or that arise out of the subject matter of the stockholder actions, the Offer, the Merger, the negotiation and consideration of the Merger, and the fiduciary or disclosure obligations of any of the defendants (or persons to be released) with respect to the foregoing; (vii) that consummation of the settlement is contingent upon an appropriate stipulation of settlement, final court approval and dismissal of the action with prejudice, with each party bearing its own costs; (viii) that plaintiffs will petition (and defendants will consent solely in connection with the settlement) the court for certification as a class, consisting of all the stockholders of the Company from September 26, 1997 to the effective date of the Merger; (ix) that the settlement is conditioned upon the satisfactory completion of confirmatory discovery and upon consummation of the Merger; and (x) that the settlement contemplated by the MOU will not be binding upon any party until an appropriate stipulation of settlement has been signed and final court approval of the settlement and the dismissal of the action with prejudice, with each party bearing its own costs (except as provided in the MOU) has been obtained. In addition, the parties have agreed in the MOU that plaintiffs' counsel in the Amended Complaint and the Subsequent Actions will apply to the Delaware court for an award of attorneys' fees and disbursements in an amount not to exceed $330,000. Defendants have agreed not to oppose such application and the Company will pay plaintiffs' counsel the amounts awarded by the court. The MOU has been filed as Exhibit N to the
      Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary of the MOU is qualified in its entirety by reference thereto.

Item 9. Material to be Filed as Exhibits.

      J.  Complaint filed by Ernest Hack against the Company, Fred
          Israel, Jack C. Crim, Paul L. Foster, Joseph A. Orlando, Alex Stamatakis, John W. Stodder, Donald J. Ulrich, David Victor, Ralph
          A. Rockow and Robert T. Craig (dated September 29, 1997, Court of Chancery of the State of Delaware in and for New Castle County).

      K. Complaint filed by Max Grill and Eugene C. Murray against Paul L. Foster, Jack C. Crim, Robert T. Craig, Fred Israel, J.D. MacNaughton Jr., William H. Mallender, Joseph A. Orlando, Ralph A. Rockow, Alex Stamatakis, John W. Stodder, Donald
          J. Ulrich, David Victor and the Company (dated September 29, 1997, Court of Chancery of the State of Delaware in and for New Castle County).

      L.  Complaint filed by William Steiner against the Company,
          Fred Israel, Jack C. Crim, Paul L. Foster, Joseph A. Orlando, Alex Stamatakis, John W. Stodder, Donald J. Ulrich, David Victor, Ralph
          A. Rockow and Robert T. Craig (dated September 29, 1997, Court of Chancery of the State of Delaware in and for New Castle County).

      M.  Complaint filed by Joseph Ruskay against Jack C.  Crim,
          John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson and the Company (dated October 6, 1997, Court of Chancery of the State of Delaware in and for New Castle County).

      N.  Memorandum of Understanding, dated October 16, 1997.

      O.  Press Release of the Company, dated October 17, 1997.

      P.  Letter to the Company's stockholders, dated October 17, 1997(*)

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(*) Included in copies mailed to stockholders.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                Talley Industries, Inc.


                                By:  /s/ Mark S. Dickerson
                                --------------------------------------
                                Name:  Mark S. Dickerson
                                Title: Vice President and Secretary

                                Date:  October 17, 1997